Exhibit 99.3

DELTA HOUSE FPS, LLC
Financial Statements
Years Ended December 31, 2017, 2016 and 2015

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Exhibit 99.3

DELTA HOUSE FPS, LLC

Financial Statements

Years Ended December 31, 2017, 2016 and 2015

Exhibit 99.3

DELTA HOUSE FPS, LLC

Exhibit 99.3

Report of Independent Registered Public Accounting Firm

Board of Members Representatives
Delta House FPS, LLC
Houston, Texas
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Delta House FPS, LLC (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2014.
Houston, Texas
March 14, 2018

Exhibit 99.3

DELTA HOUSE FPS, LLC

Balance Sheets

(In Thousands)

December 31,	2017	2016
Assets
Current Assets
Cash and cash equivalents	$2	$2
Restricted cash	4,175	13,655
Accounts receivable - related parties	17,446	44,507
Prepaid expenses	276	276
Derivative asset	78	5
Total Current Assets	21,977	58,445

Restricted Cash - Decommissioning	2,070	1,133
Accounts Receivable - Related Party - Decommissioning	85	153
Property and Equipment, Net	615,520	643,080
Derivative Asset	—	72
Total Assets	$639,652	$702,883
Liabilities and Members’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$90	$170
Accounts payable - affiliates	19	19
Deferred revenue	13,807	25,514
Short-term debt	—	223
Current portion of long-term debt, net of debt issuance costs	36,449	84,132
Total Current Liabilities	50,365	110,058
Long-Term Debt, Net of Debt Issuance Costs	—	40,382
Deferred Revenue	401,797	398,812
Asset Retirement Obligations	15,833	19,132
Total Liabilities	467,995	568,384

Commitments and Contingencies (Note 7)

Members’ Equity	171,657	134,499

Total Liabilities and Members’ Equity	$639,652	$702,883
See accompanying notes to financial statements.

Exhibit 99.3

DELTA HOUSE FPS, LLC

Statements of Operations

(In Thousands)

Years Ended December 31,	2017	2016	2015

Revenues - Related Party	$175,582	$182,059	$90,948

Expenses
General and administrative	1,243	1,138	1,397
Accretion of asset retirement obligations	568	605	538
Depreciation and amortization	23,693	18,552	11,906
Total Expenses	25,504	20,295	13,841

Income from Operations	150,078	161,764	77,107

Other Expenses
Interest expense	11,355	12,615	9,980
Loss on derivatives	75	424	1,349

Total Other Expenses	11,430	13,039	11,329

Net Income	$138,648	$148,725	$65,778

See accompanying notes to financial statements.

Exhibit 99.3

DELTA HOUSE FPS, LLC

Statements of Changes in Members’ Equity

(In Thousands, Except Unit Amounts)

	Class A		Class B		Class C		Class D		Members'
	Issued	Amount	Issued	Amount	Issued	Amount	Issued	Amount	Equity
Balance, December 31, 2014	92,164	$283,004	6,466	$6,466	—	$—	3	$3	$289,473

Units issued for capital contributions	—	—	41,392	41,392	—	—	—	—	41,392

Capital contributions	—	8,219	—	—	—	—	—	—	8,219

Distributions	—	(108,539)	—	—	—	—	—	—	(108,539)

Net income	—	65,778	—	—	—	—	—	—	65,778

Balance, December 31, 2015	92,164	248,462	47,858	47,858	—	—	3	3	296,323

Distributions	—	(310,549)	—	—	—	—	—	—	(310,549)

Net income	—	148,725	—	—	—	—	—	—	148,725

Balance, December 31, 2016	92,164	86,638	47,858	47,858	—	—	3	3	134,499

Distributions	—	(101,490)	—	—	—	—	—	—	(101,490)

Net income	—	138,648	—	—	—	—	—	—	138,648

Balance, December 31, 2017	92,164	$123,796	47,858	$47,858	—	$—	3	$3	$171,657
See accompanying notes to financial statements.

Exhibit 99.3

DELTA HOUSE FPS, LLC

Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2017	2016	2015

Cash Flows from Operating Activities
Net income	$138,648	$148,725	$65,778
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	23,693	18,552	11,906
Accretion of asset retirement obligations	568	605	538
Amortization of debt issuance costs	6,527	2,000	1,415
Loss on derivatives	75	424	1,349
Changes in operating assets and liabilities:
Accounts receivable - related party	27,129	37,546	(82,158)
Accounts payable and other current liabilities	(80)	68	(244)
Prepaid expenses	—	(101)	(175)
Deferred revenue	(8,722)	246,398	177,928
Net Cash Provided By Operating Activities	187,838	454,217	176,337
Cash Flows from Investing Activities
Change in restricted cash	8,543	28,500	(37,963)
Payments for property and equipment	—	(13)	(52,238)
Net Cash Provided By (Used In) Investing Activities	8,543	28,487	(90,201)
Cash Flows from Financing Activities
Capital contributions	—	—	49,611
Debt issuance costs	—	—	(38)
Debt borrowing	—	607	480
Debt repayment	(94,814)	(171,402)	(28,119)
Distributions to members	(101,490)	(310,549)	(108,539)
Settlements on derivatives	(77)	(1,358)	(1,845)
Net Cash Used In Financing Activities	(196,381)	(482,702)	(88,450)
Increase (Decrease) in Cash and Cash Equivalents	—	2	(2,314)
Cash and Cash Equivalents, beginning of year	2	—	2,314
Cash and Cash Equivalents, end of year	$2	$2	$—
Supplemental cash flow disclosures:
Interest paid	$4,921	$10,457	$8,101
Non-Cash Investing Activities
Changes in property and equipment financed by accounts payable and accrued liabilities	$—	$—	$(8,358)
Revisions in asset retirement cost	$(3,867)	$4,070	$13,919
Capitalized amortization of debt issuance costs	$—	$—	$582
See accompanying notes to financial statements.

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

1. Organization and Nature of Operations

Delta House FPS, LLC (the “Company”) was formed in the state of Delaware as a limited liability company on October 18, 2012. The Company is to continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Amended and Restated Limited Liability Company Operating Agreement (the “LLC Agreement” or “Operating Agreement”). The Company was formed to finance, design, construct, and own and operate a floating production system (“Base FPS”) for use in the Gulf of Mexico. The planned capacity of the Base FPS is 80,000 barrels of oil per day, 200 MMCF of natural gas per day, and 40,000 barrels of water per day. The oil lateral facilities attached to the Base FPS have a planned capacity of 100,000 barrels of oil per day. The natural gas lateral facilities attached to the Base FPS have a planned capacity of 240 MMCF of natural gas per day.

The Base FPS became operational in April 2015.

On December 6, 2012, the Company entered into agreements with the producers (the “Producers”) of the Marmalard, Neidermeyer, and SOB II prospects (the “Anchor Prospects”), Blue Wing Olive, Malachite, and SOB III prospects (the “Secondary Prospects”), and Otis and Odd Job prospects (the “Additional Priority Prospects”) in the Gulf of Mexico for the use of the Company’s Base FPS.  On June 30, 2017, the Company entered into agreements with the Producers of the LaFemme and Red Zinger prospects, both of which are deemed to be Additional Priority Prospects. The Producers have agreed to pay the Company a production handling fee based on the oil, natural gas, and condensate produced and processed by the Base FPS.  In the event of a suspension of production, the Producers are contractually obligated to pay a suspension fee as defined in the processing agreement.  The Producers will also pay a decommissioning fee on the production processed through the facility, which will be used to fund the decommissioning and abandonment costs of the Base FPS.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. The cash equivalents as of December 31, 2017 and 2016 consisted of a money market account.

Restricted Cash

The Company is required under the terms of its credit agreement to maintain restricted cash deposits for construction, revenue receipts, debt service, decommissioning, operating expenses, and loss proceeds.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, debt, and derivative assets and liabilities. See Notes 4 and 5 regarding the fair value of derivative assets and liabilities. The carrying amounts of the other financial instruments approximate fair value due to the short-term nature of these instruments or market rates of interest.

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

Accounts Receivable - Related Parties

Receivables from the processing of oil and natural gas are unsecured. All accounts receivable are from the Producers who are members of the Company. Allowance for doubtful accounts are determined based on management’s assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2017 and 2016, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consisted of the following:

	Useful Life Years	December 31, 2017	December 31, 2016

Floating production system	27	$669,671	$673,538

Accumulated depreciation		(54,151)	(30,458)

Property and equipment, net		$615,520	$643,080

The estimated useful lives of the Base FPS is revised when circumstances or events indicate that the overall life of the Base FPS differs from the previous estimate. In the fourth quarter of 2016 the useful lives were revised from 40 years to 27 years based on changes in the estimated production life of the oil and natural gas reserves on which the Base FPS is dependent. Changes in estimated useful lives are accounted for prospectively from the date of the revision as a change in accounting estimate.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of any salvage value. Depreciation expense during the years ended December 31, 2017, 2016 and 2015 was $23,693, $18,552 and $11,906, respectively.

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to the assets’ carrying value, and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets. No impairment losses were recorded during the years ended December 31, 2017, 2016 and 2015.

Asset Retirement Obligations (“AROs”)

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase as well to the carrying amount of the related long-lived asset. In future periods subsequent to initial recognition, accretion of the liability is recognized each period and the asset is depreciated using the straight-line method over its useful life. The Company recorded an ARO for the dismantlement of the Base FPS. Revisions to the estimate were recorded during the years ended December 31, 2017 and 2016 due to changes in the estimated costs to remove

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

	2017	2016

Beginning balance	$19,132	$14,457
Revisions in estimate	(3,867)	4,070
Accretion	568	605
Ending balance	$15,833	$19,132

Revenue Recognition

The Producers will pay the Company (i) a production handling fee per barrel of oil equivalent (“BOE”), which is tiered, and which will decrease throughout the term of the contract, based on delivery of specific levels of production to the FPS, (ii) a suspension fee if targeted capacity levels are not met, and (iii) a decommissioning fee, which will be used to fund the decommissioning and abandonment of the Base FPS. All costs relating to the operation of the facility are the obligation of the Producers, with the exception of certain excluded costs.

As a result of the tiered fee structure, the Company recognizes revenue from the production handling fees based on the estimated average production handling fee and the production handled during the period from each prospect. The estimated average production handling fee is determined as the estimated remaining expected fees divided by the estimated future production (risk-adjusted proved, probable and possible reserves) from the Anchor Prospects, Secondary Prospects, and Additional Priority Prospects.

Production handling fees billed in excess of revenue recognized are recorded as deferred revenue. At December 31, 2017 and 2016, deferred revenue related to the production handling fees was $413,460 and $423,040, respectively.

The Company bills the Producers a suspension fee when a "suspension event" occurs. A suspension event is considered to occur if prior to FPS owner-payout on a rolling 30-day production from any Anchor prospect ceases or is suspended for a period of at least 336 hours and the total processing fees for that month for all production, including any production from third party prospects, delivered to the FPS are less than the suspension fee. The suspension fee paid by the Producers of the prospects is determined as one-twelfth of eight (8) percent of the amount required to achieve FPS owner-payout. No suspension fees were earned or billed during the years ended December 31, 2017, 2016 and 2015.

The Company invoices the Producers a decommissioning fee for each BOE processed. The decommissioning fee per BOE processed is determined based on the estimated future decommissioning costs for the Base FPS and the estimated future production. Within 90 days of the date of last sustainable production from the Anchor Prospects and Additional Priority Prospects, the Company may elect to (i) abandon and remove the Base FPS using the decommissioning fees collected from the Producers, (ii) retain ownership of the Base FPS and assume the obligation of the abandonment and removal costs, including refunding the decommissioning fees collected from the Producers, or (iii) delay provisionally for a further 90 days its determination to abandon and remove or retain ownership of the Base FPS. At the current time it is uncertain which election will be taken by the Company. Due to the significant length of time before the removal and abandonment costs are expected to occur, the decommissioning fees are recorded as long-term accounts receivable and long-term deferred revenue when billed. Cash collected on the fees are recorded as long-term restricted cash. The Company has billed $2,144, $1,286 and $409 of decommissioning fees during the years ended December 31, 2017, 2016 and 2015, and has collected and recorded long-term restricted cash of $2,070 and $1,133 as of December 31, 2017 and 2016, respectively, for future decommissioning costs.

Operating Costs

The Base FPS is operated by LLOG Exploration Offshore, LLC (”LLOG”) on behalf of the Producers (See Note 6). With the exception of certain excluded costs, LLOG initially pays and discharges all necessary and reasonable costs incurred in connection

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

with the performance, operation, repair, and maintenance activities of the Base FPS.  LLOG receives reimbursements of costs incurred from the Producers under Production Handling and Floating Production System Use Agreements (“Production Agreements”) (See Note 6). LLOG allocates the Base FPS costs and related overhead among the producers in accordance with the applicable provisions of the Production Agreements.

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) developing fair value estimates, including assumptions for future cash flows and discount rates, for the interest rate swap derivative valuations, ii) analyzing long-lived assets for possible impairment, iii) estimating the useful lives of assets, iv) estimating the inputs required in calculating the asset retirement obligations, and v) determining the estimated average production handling fee rates using third-party oil and natural gas reserve estimates for revenue recognition purposes. Actual results could differ materially from estimated amounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, accounts receivable - related party, and derivative instruments.

Cash and cash equivalents and restricted cash include investments in money market securities and securities backed by the U.S. government. The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions. The Company believes that no significant concentration of credit risk exists with respect to cash and cash equivalents or its derivative instruments.

The Company has concentrations of credit risk from its sources of revenue and accounts receivable due to the limited geographic area in which the Company operates and its single revenue generating asset. The Base FPS, which is located in the Gulf of Mexico, provides processing capacity that links producers of oil, natural gas, liquids, and condensate, to onshore markets in the region. The Company has a concentration of accounts receivable balances due from the Producers engaged in the production of oil and natural gas in the Gulf of Mexico through the Base FPS. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

Debt Issuance Costs

Debt issuance costs are recorded as a reduction of the related long-term debt and amortized over the term of the debt. The Company incurred debt issuance costs of $14,983 in connection with the credit facility entered into on June 20, 2014. Amortization related to debt issuance costs totaled $6,527, $2,000 and $1,997 during the years ended December 31, 2017, 2016 and 2015, respectively. Amortization of debt issuance costs is included in interest expense except for $582 of debt issuance costs which were capitalized during the year ended December 31, 2015 prior to the Base FPS being placed into service. During the year ended December 31, 2017, the Company changed its estimate of the credit facility’s life and amortized an additional $4,527 of debt issuance costs, which is included in the amount above, to be in line with the anticipated payoff date of the credit facility. At December 31, 2017, the Company had $3,303 of deferred debt issuance costs, which have been classified as a reduction of the current portion of long-term debt. At December 31, 2016, the Company had $9,830 of deferred debt issuance costs, which have been classified as a reduction of long-term debt.

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Base FPS operates in federal waters in the Gulf of Mexico, and is therefore not subject to state income tax.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company includes tax-related interest and penalties in income tax expense. The Company had no uncertain tax positions as of December 31, 2017 and 2016. During the years ended December 31, 2017, 2016 and 2015, the Company did not incur any income tax-related interest or penalties.

None of the Company’s federal income tax returns are currently under examination by the Internal Revenue Service (“IRS”). However, fiscal years 2014 and later remain subject to examination by the IRS.

Derivative Financial Instruments

Financial derivatives are used as part of the Company’s overall risk management strategy in order to reduce the effects of interest rate fluctuations on its variable interest rate debt.

The Company has not designated any of its derivative contracts as accounting hedges, and therefore, all of the derivative instruments are being marked-to-market on the balance sheets, with changes in fair value recorded in the statements of operations.

Although the counterparties provide no collateral, the derivative agreements with each counterparty allow the Company, so long as it is not a defaulting party, after a default or the occurrence of a termination event, to set-off an unpaid derivative agreement receivable against the interest of the counterparty in any outstanding balance under the credit facility. If a counterparty were to default in payment of an obligation under the derivative agreements, the Company could be exposed to interest rate fluctuations.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The Company has elected to adopt the standard in line with the required effective date of public entities. The guidance permits using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Early application is permitted. The Company will adopt the new standard effective January 1, 2018, using the modified retrospective approach. The adoption of ASU 2014-09 will not result in a cumulative adjustment to members’ equity on adoption. In addition, it will not have a material impact on the Company’s consolidated financial position, results of operations, equity or cash flows, except for the recharacterization of deferred revenue as a refund liability.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force). The ASU intends to address classification and presentation of changes in restricted cash on the

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

statement of cash flows. The standard requires an entity’s reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include in cash and cash equivalents amounts generally described as restricted cash and restricted cash equivalents. The ASU does not define restricted cash or restricted cash equivalents, but an entity will need to disclose the nature of the restrictions. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. Entities should apply this ASU using a retrospective transition method to each period presented. The Company will adopt the new standard on its effective date, January 1, 2018 and will include restricted cash on the balance sheet to be included in cash on the statement of cash flows and provide the additional disclosures.

3. Debt

On June 20, 2014, the Company entered into a $400 million credit facility with a consortium of banks to issue term construction loans of $333 million, with a maturity date of September 20, 2021, and issue letters of credit of $67 million supporting the Company’s debt service reserve obligations.  The Company has made principal payments beyond the scheduled amortization set forth by the banks, to the point at which the term loans will be repaid during 2018. The outstanding balance of the term loans as of December 31, 2017 and 2016 was $36,449 and $124,514, net of debt issuance costs of $3,303 and $9,830, respectively.  The credit facility bears interest at the applicable London Interbank Offered Rate plus a margin of 3.25% for the first three years, 3.5% for the next three years, and 3.75% for the years thereafter, or an alternate margin computed based on the Prime Loan Rate plus applicable margins of 2.25% for the first three years, 2.5% for the next three years, and 2.75% thereafter. As of December 31, 2017 and 2016, the Company’s interest rate was 4.85% and 3.86%, respectively.

The repayment schedule requires four payments per year through the maturity date of the credit facility.

The credit facility is secured by mortgages on the Company’s Base FPS.

The Company must comply with various restrictive covenants in the credit agreement.  These covenants include, among others: maintenance of insurance, obtaining interest rate protection agreements, performance under the project documents, limitations on additional indebtedness, and restrictions on the declaration or payment of dividends.  As of December 31, 2017 and 2016, the Company was in compliance with all of the restrictive covenants.

The future maturities under the credit facility as of December 31, 2017 were as follows:

Period Ending December 31,
2018	$39,752
Debt issuance costs	(3,303)
$36,449

On June 1, 2016, the Company entered into a short-term note to finance its excess liability insurance policy. The note has an 11-month term and an annual percentage rate of 3.49%. The final insurance payment was made during April 2017. The balances of the note as of December 31, 2017 and 2016 were $0 and $223, respectively.

4. Derivative Instruments

The Company is exposed to interest rate risk through its long-term borrowings, which are variable interest rate instruments. In July 2014, the Company entered into interest rate swap contracts, expiring through November 2018, under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return, an amount equal to a specified variable rate of interest times the same notional principal amount. On May 31, 2016 and June 1, 2016, the Company amended existing interest rate swap agreements with its counterparties.  The amendments reduced the contract fixed interest rates, changed the floating indexes from three to one month LIBOR and changed the settlement frequency from quarterly

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

to monthly.  The changes took effect as of the amendment dates and will impact the value of the swaps for the remainder of their terms.

The Company’s interest rate swaps as of December 31, 2017 and 2016, and related fair values, were as follows:

Fair Value of Interest Rate Swaps at December 31, 2017
	Notional	Contract	Variable	Fair
Period	Amount	Rate	Rate Range	Value

5/16 - 11/18	$10,741	1.116%	LIBOR-BBA	$25
6/16 - 11/18	10,741	1.108%	LIBOR-BBA	24
5/16 - 11/18	6,445	1.11%	LIBOR-BBA	15
5/16 - 11/18	6,445	1.113%	LIBOR-BBA	14

Total	$34,372			$78

Fair Value of Interest Rate Swaps at December 31, 2016
	Notional	Contract	Variable	Fair
Period	Amount	Rate	Rate Range	Value
5/16 - 11/18	$35,689	1.116%	LIBOR-BBA	$24
6/16 - 11/18	35,689	1.108%	LIBOR-BBA	24
5/16 - 11/18	21,413	1.11%	LIBOR-BBA	15
5/16 - 11/18	21,413	1.113%	LIBOR-BBA	14

Total	$114,204			$77

The following table summarizes the fair values of the interest rate swaps, on a gross basis, at December 31, 2017 and 2016, and identifies the balance sheet classification of these assets and liabilities:

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Net Asset (Liability)

As of December 31, 2017	Current Asset	$78	Current Liability	$—	$78

	Non-Current Asset	—	Non-Current Liability	—	—
Total		$78		$—	$78

As of December 31, 2016	Current Asset	$5	Current Liability	$—	$5

	Non-Current Asset	72	Non-Current Liability	—	72
Total		$77		$—	$77

During the years ended December 31, 2017, 2016 and 2015, the Company recognized an unrealized gain on derivatives of $2, $934 and $496, respectively, which is included as a loss on derivatives, net, in the Company’s statements of operations. During the years ended December 31, 2017, 2016 and 2015, the Company paid cash settlements of $77, $1,358 and $2,275, respectively, to the counterparties. The Company capitalized $430 of those settlements as a component of interest cost prior to the Base FPS being placed into service during the year ended December 31, 2015.

5. Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1 -	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2 -	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 -	Unobservable inputs are used when little or no market data is available.

The following table sets forth, by the fair value hierarchy, the Company’s net financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2017 and 2016:

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

	Market Prices for Identical Items (Level1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

As of December 31, 2017

Assets
Interest rate swaps	$—	$78	$—	$78

As of December 31, 2016

Assets
Interest rate swaps	$—	$77	$—	$77

6. Related Party Transactions

Production Handling and Floating Production System Use Agreements

The Company entered into separate production handling agreements with the Producers which are effective for an initial term of five (5) years and will be automatically extended for successive five (5)-year periods unless and until terminated by the Company or the Producers pursuant to the terms of the agreements.  Termination of the agreements may occur i) at the end of the economic life of the reserves of the prospects; ii) upon the occurrence of an event of default (as defined in the agreement); iii) any act of omission that constitutes gross negligence or willful misconduct; iv) by the Company, if after first commercial production, there has been no production for two (2) years, and there are no then-current operations underway to re-establish production, or the aggregate production being processed by the Base FPS is less than 2,000 BOE per day for 180 consecutive days; v) if damage to the Base FPS renders the Base FPS an actual or constructive loss; vi) if maintenance or repair, or a change mandated by a government authority to the Base FPS requires major work and the Producers decline to become a participating producer; or vii) by the Company, if a suspension period for a producer does not terminate by July 31, 2018.

The Producers currently hold Class A Units in the Company. Under the Production Agreements, the Company agreed to construct and decommission the Base FPS that accepts dedicated production from the Anchor Prospects, Secondary Prospects, and the Additional Priority Prospects, which then processes the production and delivers comingled processed oil, natural gas, and condensate to the oil and natural gas laterals, which connect to pipelines transporting the oil, natural gas, and condensate to shore. In addition, the Company ensures that LLOG operates the Base FPS according to the project agreements.

The Company billed the Producers a total of $166,860, $428,457 and $268,876 for production handling fees and decommissioning fees for services performed during the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company had total receivables of $17,531 and $44,660, respectively, due from the Producers.

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC (“CAMS”), provides construction and asset management services to the Company under the terms of an Asset Management Agreement (“AMA”). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS and ArcLight Asset Management, LLC, a limited partner which (i) holds a 40% partnership interest in CAMS and (ii) is an affiliate of ArcLight Capital Partners, LLC (“ArcLight”). At December

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

31, 2017, private equity funds under management by ArcLight hold an effective 23.3% interest in the Company’s Class A units through its subsidiaries Stork Offshore Holdings, LLC and Pinto Offshore Holdings, LLC.

The AMA will continue to be automatically renewed for successive periods of one (1) year each until an extension decline occurs. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

During the years ended December 31, 2017, 2016 and 2015, the Company incurred costs of $225, $225 and $225, respectively, related to the AMA, of which $0, $0 and $66, respectively, were capitalized as costs related to the Base FPS.

As of December 31, 2017 and 2016, the Company had accounts payable due to CAMS of $19 and $19, respectively.

7. Commitments and Contingencies

Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations, and it could, at times, be subject to environmental cleanup and enforcement actions. In October 2017, an oil leak occurred in the Gulf of Mexico due to a fracture in a flow line jumper connected to the Base FPS, and as a precautionary measure, the Neidermeyer wells were shut-in. The Company has been advised by the producers responsible for these wells, that the wells are expected to be shut-in until early to mid-2018 while environmental cleanup efforts continue. The Company believes it is not responsible for the oil leak nor is it liable for any costs associated with the oil leak. As such, no liability has been recorded relating to this matter. The Company is not aware of any other material environmental matters.

8. Members’ Equity

There are four classes of equity units established by the LLC Agreement:

•	Class A Units - a class of capital interests in respect of construction and operation of the Base FPS

•	Class B Units - a class of capital interests in respect of construction cost overruns with respect to the Base FPS

•	Class C Units - a class of capital interests in respect of expansions to the Base FPS

•	Class D Units - a class of capital interests in respect of unreimbursed major expenditures related to the Base FPS

Class B, C and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the LLC Agreement.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and to the extent necessary, individual items of income, gain, loss, and deduction, for any fiscal year, or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

DELTA HOUSE FPS, LLC	Exhibit 99.3

Notes to Financial Statements

(Dollar Amounts In Thousands)

During the year ended December 31, 2015, $8,219 and $41,392 of Class A and Class B capital contributions, respectively, were made by the members. No contributions were made during the years ended December 31, 2017 and 2016.

During the years ended December 31, 2017, 2016 and 2015, the Company paid distributions to the members of Class A units totaling $101,490, $310,549 and $108,539, respectively, using proceeds received from the production handling fees.

9. Subsequent Events

The Company has evaluated subsequent events through March 14, 2018, which is the date these financial statements were available for issuance.

On February 28, 2018, the Company paid distributions of $6,303 to the members of Class A units.